UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2010.

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SUBMISSION OF BUSINESS OPERATION PLANS FOR FISCAL YEAR ENDING MARCH 31, 2011

On March 1, 2010, the registrant and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), announced that they have submitted their business operation plans for the fiscal year ending March 31, 2011 (collectively, the “Plans”) to the Ministry of Internal Affairs and Communications of Japan. Attached hereto are the press releases and the Plans. The financial information included in the Plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009, which information was prepared on the basis of accounting principles generally accepted in the United States.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: March 1, 2010

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2010

Submission for Approval of Business Operation Plan

for Fiscal Year Ending March 31, 2011

Nippon Telegraph and Telephone Corporation (NTT) today submitted its business operation plan for the fiscal year ending March 31, 2011 to the Minister for Internal Affairs and Communications for approval.

For more information, please contact:

Business Planning Group

Corporate Strategy Planning Department

Nippon Telegraph and Telephone Corporation

E-mail: jigyou@hco.ntt.co.jp

Business Operation Plan for Fiscal Year Ending March 31, 2011

In the building of a ubiquitous internet society where Information Communication Technology (“ICT”) is available “anytime, anywhere and with anyone or anything,” information and communications are expected to make a substantial contribution to invigorating and increasing the efficiency of socioeconomic activities, enhancing lifestyle convenience and more. Today, the public and private sectors in Japan are working together to make such a society a reality. With the rapid progress of broadband and ubiquitous services, the market is undergoing dramatic changes and development due to the following factors: in the fixed-line communications field, the expansion of optical fiber access services and the resulting progress of service migration from conventional fixed-line to optical IP telephones; in the mobile communications field, the diversification and upgrading of mobile phone services and handsets and an intensified competitive environment such as price competition and Mobile Virtual Network Operators’ entry into the market; the convergence of fixed-line services with mobile services in IP networks as well as of communication services with broadcasting services; and the creation of various new services using networks.

To help ensure that universal services are maintained amid this information and communications environment, NTT intends to provide all necessary advice, mediation, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the “regional companies”). It will also endeavor to promote research and development in telecommunications technology in order to respond to society’s demands for the development of a ubiquitous internet society.

In addition, under the NTT Group’s “Road to Service Creation Business Group” announced in May 2008, NTT will help enrich communication environments for individuals and communities, make corporate activities more efficient, and create new services and business opportunities through ubiquitous broadband networks that provide customers with not only “fast and convenient” but also “safe and secure” connections “anytime, anywhere and with anyone or anything.” To these ends, NTT will provide open network environments enabling a diverse range of service providers and other business entities to create broadband and ubiquitous services and deploy a variety of services taking advantage of the next-generation network (“NGN”), while ensuring fair competitive conditions under the framework of the existing laws. In addition, NTT will actively promote alliances with these providers. Through such efforts, NTT intends to contribute not only toward solving various social problems, but also toward maintenance and enhancement of Japan’s international competitiveness. NTT will also work to raise corporate value by transforming its business structure to a structure centering on IP and solution services and carry out constructive group management for the development of the NTT Group as a whole.

Based upon these fundamental concepts in the management of business operations for the fiscal year ending March 31, 2011, NTT will aim: to improve the management efficiency of the NTT Group operations, including those of the regional companies; to develop new businesses to promote information sharing, including expansion of the ubiquitous broadband market mainly through NGN; and to continue to strengthen research and development that will contribute to the advancement of telecommunications, with particular focus on the advancement of NGN, which serves as the foundation of NTT’s efforts to achieve the “Road to Service Creation Business Group.” In this way, NTT will seek to ensure stable development of the NTT Group operations in the future, and to return the fruits of these efforts to customers, shareholders, and the community at large.

Based on the above, under the business operation plan for the fiscal year ending March 31, 2011, NTT will conduct its business management by giving priority to the following activities, and will do so in a flexible manner so as to respond to changes in the operating environment.

1

1. Advice, Mediation, and other assistance

For the regional companies, NTT will provide all necessary advice, mediation, and other assistance to ensure the maintenance of high-quality and stable universal services. These will include planning and coordination relating to the quality and upgrading of telecommunications networks, deployment of control and coordination capabilities when natural disasters and other emergencies occur, efficient fund-raising, and formulation of policies for materials procurement. NTT will also exercise its shareholder rights, as necessary, in order to assure the smooth flow of dividends to shareholders.

NTT will support the efforts of each of the NTT Group companies, including the regional companies, to streamline their business operations and expand their business opportunities, and will assist with the development of the human resources that form the core of the NTT Group.

2. Promotion of Basic Research and Development

One prerequisite for realizing NTT Group’s “Road to Service Creation Business Group” and for responding to the societal requirements for the formation of a ubiquitous internet society is the harmonious and coordinated development of network-based technologies, technologies that provide a basis for new services and applications, and advanced and basic technologies in general. NTT will conduct research and development activities to create enriched communications environments through ubiquitous broadband networks that provide customers with not only “fast and convenient” but also “safe and secure” connections “anytime, anywhere and with anyone or anything.”

In conjunction with these efforts, NTT will continue to actively disseminate the results of its research and development and conduct active technology exchanges with institutions both within Japan and overseas, including ongoing contributions to standardization activities, industry standardization of research and development results, and research and development activities in collaboration with other research institutions.

To ensure the continuous execution of this basic research and development, NTT will seek to further increase research efficiency, and research costs will be borne by the regional companies and other NTT Group companies, which in turn will benefit from these efforts.

2

Specifically, priority will be given to the following areas in NTT’s research and development activities:

(1) Infrastructure-related research and development

In order to upgrade the NGN infrastructure to realize a network environment for ubiquitous broadband services that can offer customers not only “fast and convenient,” but also “safe and secure” connections “anytime, anywhere and with anyone or anything” to achieve a seamless migration from fixed-line to IP telephone services and from metal wire systems to optical fiber, NTT will promote research and development in the sphere of base network technologies, including technologies for configuring economical and diverse access networks, technologies for building networks that can adapt readily to diverse network services, node architecture technology, optical multiplexing technology, and next-generation IP network technologies. At the same time, NTT will pursue basic research and development in the field of operation systems to improve the reliability of telecommunications networks and the quality of customer services. Additionally, as a countermeasure for the effects of economic activities on global environments, especially in relation to issues arising from the increase in the consumption of resources and energy, NTT will promote research and development focused on reducing energy consumption and conserving use of resources at communication facilities and for promoting the re-deployment of communication facilities.

(2) User-related research and development

NTT will pursue research and development activities on infrastructure for providing customers with diverse telecommunications services, including video services / Home ICT, in order to realize a ubiquitous internet society in which the electronic exchange of information, goods, currencies, and value among people, corporations and objects is further enhanced through ubiquitous broadband networks. Specifically, this will include research and development in information-distribution technologies adaptable to various information communication services and media-processing technologies, such as those for the compression, recognition, and sharing of image and audio data. NTT Group will further promote research and development in cloud computing technologies such as storage, decentralized processing and retrieval of a variety of information; user interface technologies making services readily accessible to all users; technologies of open source software (OSS); and security-related technologies such as authentication technology for ensuring the security of information communications.

(3) Research and development in basic technologies

NTT is committed to securing a leadership position in the basic and cutting-edge technologies that will underpin the future of telecommunications and to contributing to the innovative improvement and development of telecommunications in Japan. To fulfill these commitments, NTT will pursue research and development activities on new optical components technologies that will contribute to a photonic network enabling ultra high-speed, ultra high-volume petabit-level communications, for an age in which massive volumes of digital information circulate through networks. Specifically, this will include research in such areas as; ultra high-density wavelength division multiplexing and other new optical communications technologies; optical packet router technologies to further enhance transmission capacity and fundamentally reduce energy consumption; optical amplification, optical wavelength multiplexers and demultiplexers, and optoelectronic fusion devices; quantum information processing technologies and nanodevice technologies, which serve as the foundation of innovative networks and have the potential to greatly surpass the existing optical and electronic technologies; communication sciences such as human science, which explore new possibilities in communications; and advanced cryptographic theory. These will be combined with research on innovative new principles and new concepts for the next generation.

3

The following tables present an overview of the capital investment plan for all of these activities.

Table

Capital Investment Plan for

Fiscal Year Ending March 31, 2011

(billions of yen)

Item	Investment Required
1. R&D Facilities	34
2. Other Facilities	4
Total	38

Attachment 1

Revenues and Expenses Plan for

Fiscal Year Ending March 31, 2011

	(billions of yen	)

Item	Amount
Revenues
Operating Revenues	377	(Note)
Non-Operating Revenues	47
Total Revenues	424
Expenses
Operating Expenses	163
Non-Operating Expenses	44
Total Expenses	207
Recurring Profit	217

Note: This includes basic research and development revenue of 124 billion yen and NTT Group management revenue and other revenues together totaling 19 billion yen.

4

Attachment 2

Sources and Applications of Funds Plan for

Fiscal Year Ending March 31, 2011

(billions of yen)

Item	Amount
Sources:
Operational:	401
Operating Revenues	354
Non-Operating Revenues	47
Financial:	617
Long-Term Loans and Bonds	296
Other Financial Income	321
Estimated Consumption Tax Receipts	8
Brought Forward from Previous Fiscal Year	10
Total	1,036
Applications:
Operational:	160
Operating Expenses	120
Non-Operating Expenses	40
Financial:	725
Capital Investments for Property, Plants, and Equipment	38
Other Financial Expenses	687
Account Settlement Expenses	135
Provisional Consumption Tax Payments	6
Carry Forward to Following Fiscal Year	10
Total	1,036

5

March 1, 2010 Nippon Telegraph and Telephone Corporation (NTT)

Summary of Business Operation Plan for Fiscal Year Ending March 31, 2011

1. Basic Philosophy of Business Operation Plan for Fiscal Year Ending March 31, 2011

- Under the NTT Group’s “Road to Service Creation Business Group” announced in May 2008, NTT will help enrich communication environments for individuals and communities, make corporate activities more efficient, and create new services and business opportunities through ubiquitous broadband networks that provide customers with not only “fast and convenient” but also “safe and secure” connections “anytime, anywhere and with anyone or anything.”

- In the fiscal year ending March 31, 2011, among other initiatives, NTT will strengthen R&D activities for the advancement of the NGN which serves as the foundation of NTT’s efforts to achieve the “Road to Service Creation Business Group.”

6

2. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2011

(billions of yen)

Item	Amount
Total Revenues	424	(3	)*
Operating Revenues	377	(2	)*
Basic Research and Development Revenues	124	(3	)*
Commissioned Research Revenues	11	0	*
License of Research Results and Other Sources	5	1	*
NTT Group Management Revenue and Other Sources	19	0	*
Dividend Received	218	0	*
Non-Operating Revenues	47	(1	)*
Total Expenses	207	(4	)*
Operating Expenses	163	(3	)*
Non-Operating Expenses	44	(1	)*
Recurring Profit	217	1	*

*	Change from the previous forecast announced on November 9, 2009

3. Capital Investment Plan for Fiscal Year Ending March 31, 2011

(billions of yen)

Item	Investment Required
1. R&D Facilities	34	(3	)*
2. Other Facilities	4	0	*
Total	38	(3	)*

*	Change from the previous forecast announced on November 9, 2009

4. Sources and Applications of Funds Plan for Fiscal Year Ending March 31, 2011

(billions of yen)

Item	Amount
Sources:	1,036
Including: Long-Term Loans and Bonds	296
Applications:	1,036
Including: Repayment of Long-Term Loans and Bonds	411

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2010

Submission for Approval of Business Operation Plan

for Fiscal Year Ending March 31, 2011

Nippon Telegraph and Telephone East Corporation (NTT East) today submitted its business operation plan for the fiscal year ending March 31, 2011 to the Minister for Internal Affairs and Communications for approval.

For inquiries, please contact:

Corporate Strategy Planning Department

NTT East

Tel:+81-3-5359-2997

Information and communications have become an essential infrastructure for the functioning of the society and economy. The public looks to this infrastructure for making daily life more convenient and revitalizing communities, while in the corporate world, it is seen as a major component in achieving efficiency, creating new businesses and enhancing industry’s overall international competitiveness. Today, the information and communications market is growing because of the dramatic growth in cellular phone use and the spreading use of the internet in conjunction with the advance of IP and broadband services. The market is undergoing dynamic structural changes, including telecommunications and broadcasting convergence, fixed-mobile convergence, and the expansion of SaaS (software as a service), cloud computing, Consumer Generated Media and other new internet-based services. Regional telecommunications markets are also changing dramatically, with growing competition in broadband access facilities and services centered around switch-over to optical access services, the enhanced deployment of “triple-play” services that include video delivery and the introduction of other new services that leverage information equipment other than personal computers.

Amidst such a difficult and sharply fluctuating operating environment, as a carrier with an important leadership role in the information and communications industry, NTT East will continue to provide high-quality, stable universal services and ensure the reliability of the social infrastructure through activities such as prompt restoration of services in times of large-scale natural disasters and other calamities, all while striving to ensure that it abides by the requirements for fair competition and seeking to secure a stable and solid foundation for its business, and of course conforming to laws and regulations and social norms.

Furthermore, NTT East will contribute toward the further enrichment and sustained development of society by realizing a ubiquitous broadband environment through the development of its next-generation network ( “NGN” ) for “fast and convenient,” “safe and secure” connections “anytime, anywhere, and with anyone or anything” and providing services and products that leverage the advantages of the NGN, and by using means of information communication technology ( “ICT” ) to contribute to solving various economic and social issues Japan is facing, such as the aging population, and achieving a low-carbon society.

With regard to the management of business operations for the fiscal year ending March 31, 2011, in the face of the difficult operating environment in which recovery from the global recession remains uncertain, based on the basic concepts described above, NTT East will continue to expand fiber optic access, and will expand and achieve an even more advanced broadband network environment through the NGN. On this network infrastructure, NTT East will make significant enhancements to services such as optical IP telephony and the provision of video services. At the same time, NTT East will provide customers with high value-added and user-friendly services, including services newly created in collaboration with companies in diverse industries. As “an accessible, all-round ICT corporation,” NTT East will provide a variety of services designed to provide customers and local communities with a sense of security, safety and convenience. In addition, NTT East will further improve customer services by continuing its efforts to establish business processes appropriate for an era of optical IP networks, such as one-stop and flow-through services, while taking steps to ensure steady business growth into the future by further increasing operating efficiency and building a stable and enhanced management base. NTT East will strive to return the fruits of these measures to customers, the local community and, through the holding company, to the shareholders.

NTT East will conduct its business management in this fiscal year on the basis of the above outlined concepts, emphasizing the items outlined below, while maintaining the flexibility needed for responding dynamically to changes in the operating environment.

1. Voice Transmission Services

(1) Telephone Subscriptions

NTT East will respond promptly to all demands for telephone subscriptions, including the relocation of existing lines. The number of subscribers is projected to total approximately 14.91 million by the end of the fiscal year ending March 31, 2011.

Item	Planned Number (subscribers)
Additional Installations	(1.51 million	)
Relocations	2.23 million

(2) Social-Welfare Telephones

As social welfare programs continue to expand and develop, there is a greater social demand for welfare-oriented telecommunications services. To respond to this need, NTT East will continue to promote the provision of welfare-oriented products, such as its “Silver Phone Series” (Anshin (Relief), Meiryo (Clearness), Hibiki (Sound), Fureai (Communication)).

Item	Planned Number (units)
Silver Phones
Anshin (Relief)	300
Meiryo (Clearness)	100

(3) Public Telephones

NTT East will continue to meet the minimum requirement for public means of communications and review the installation of public telephones which are currently in low use. The company will also strive to provide social welfare and public services by continuing to promote the maintenance of wheelchair-accessible public telephone booths.

Item	Planned Number (units)
Public Telephones	(10,000)

(4) Integrated Digital Communications Services

The numbers of INS-Net 64 lines and INS-Net 1500 lines are projected to total approximately 2,047,000 and 26,000 respectively, by the close of the fiscal year ending March 31, 2011.

Item	Planned Number (circuits)
INS-Net 64 Subscriber Lines	(311,000)
INS-Net 1500 Subscriber Lines	(3,000)

2. Data Transmission Services

To respond to the heightening demand for broadband services, NTT East will endeavor to expand its optical access services by promoting services unique to optical technologies, such as the Hikari Denwa optical IP telephony service and video services, and will endeavor to provide a wide range of other services.

Item	Planned Number (contracts)
FLET’S Hikari	1.25 million

3. Leased Circuit Services

The subscriptions for conventional leased circuits and high-speed digital transmission circuits are projected to total approximately 133,000 and 91,000 respectively, by the close of the fiscal year ending March 31, 2011.

Item	Planned Number (circuits)
Conventional Leased Circuits	(14,000)
High-Speed Digital Transmission Circuits	(11,000)

4. Telegraph Services

NTT East will conduct maintenance of its systems in order to ensure full service and to enhance operational efficiency in its telegraph services.

5. Improvements and Advances in Telecommunications Facilities

(1) Optical Access Network

The switch-over to the use of optical fiber in the access network will be actively promoted to meet the heightening demands for broadband services.

Item	Planned Number (million fiber km)
Optical Subscriber Cables	250

(Coverage rate at the close of the fiscal year ending March 31, 2011 will be 93%)

(2) Telecommunications Network

In its telecommunications network, NTT East will upgrade network services and improve network economy and efficiency while working to expand its service area for the next-generation network and continuing with its effort to meet demand for broadband services.

(3) Disaster-Prevention Measures

NTT East will take the necessary measures in disaster-prevention. These will include disaster-prevention measures to prepare for damages to telecommunications equipment and facilities, measures to secure lines for emergency communications, measures to strengthen the organizational structure for crisis management and the restoration of systems in the event of large-scale disasters, and also providing support for transmitting information after a disaster.

(4) Installation of Underground Transmission Cables

To improve the reliability of communications facilities, to ensure safe and pleasant over-ground passage spaces, and to enhance the appearance of the urban landscape, NTT East will work in coordination with the national and local governments and with other companies in installing underground transmission cables.

(5) Facility Maintenance

NTT EAST will aim to provide stable and high-quality services by conducting cable maintenance and replacement, and by ensuring quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT East will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading communications facilities.

6. Promotion of Research and Development Activities

To further stabilize and strengthen its management base, and to adapt to the rapid expansion and diversification of the broadband market and to respond to public demand for the realization of a smart/ubiquitous internet society, NTT East will continue to promote research and development in network systems and access systems, which aim to advance the next-generation network and other telecommunications networks. In addition, to offer customers choices providing a diverse range of reliable and convenient services through sophisticated telecommunications networks, NTT East will also conduct research and development in such areas as information-sharing platforms and communications terminals of various types.

A summary of the business plans for the above principal services and capital investment plans are outlined in the attached tables.

Table 1

Principal Services Plan for Fiscal Year Ending March 31, 2011

Type of Service	Plan
Voice Transmission Services
Telephone Subscriptions
Additional Installations	(1.51 million) subscribers
Relocations	2.23 million subscribers
Social-Welfare Telephones (Silver Phones)	400 units
Public Telephones	(10,000) units
Integrated Digital Communications Services
INS-Net 64 Subscriber Lines	(311,000) circuits
INS-Net 1500 Subscriber Lines	(3,000) circuits
Data Transmission Services
FLET’S Hikari	1.25 million contracts
Leased Circuit Services
Conventional Leased Circuits	(14,000) circuits
High-Speed Digital Transmission Circuits	(11,000) circuits

Table 2

Capital Investment Plan for Fiscal Year Ending March 31, 2011

(billions of yen)

Item	Investment Required
1. Expansion and Improvement of Services	406	*
(1) Voice Transmission	155
(2) Data Transmission	50
(3) Leased Circuits	200
(4) Telegraph	1
2. Research and Development Facilities	3
3. Common Facilities and Others	21
Total	430

*	This includes approximately 190 billion yen to be invested in the Optical Access Network.

Attachment 1

(Reference)

Revenues and Expenses Plan for Fiscal Year Ending March 31, 2011

(billions of yen)

Item	Amount
Revenues
Operating Revenues	1,910
Voice Transmission	884
Data Transmission	251
Leased Circuits	468
Telegraph	18
Others	289
Non-Operating Revenues	56
Total Revenues	1,966
Expenses
Operating Expenses	1,865
Operating Costs	1,385
Tax and Dues	74
Depreciation	406
Non-Operating Expenses	36
Total Expenses	1,901
Recurring Profit	65

Attachment 2

(Reference)

Plan of Sources and Applications of Funds

for Fiscal Year Ending March 31, 2011

(billions of yen)

Item	Amount
Sources:
Operational	2,439
Operating Revenues	2,383
Non-Operating Revenues	56
Financial	111
Long-Term Loans and Bonds	90
Other Financial Income	21
Estimated Consumption Tax Receipts	96
Balance Carried Forward from Previous Fiscal Year	134
Total	2,780
Applications:
Operational	1,968
Operating Expenses	1,944
Non-Operating Expenses	24
Financial	541
Capital Investments for Property, Plant and Equipment	430
Other Financial Expenses	111
Account Settlement Expenses	55
Provisional Consumption Tax Payments	82
Carry Forward to Following Fiscal Year	134
Total	2,780

Business Operation Plan for Fiscal Year Ending March 31, 2011

March 1, 2010

Nippon Telegraph and Telephone East Corporation (“NTT East”)

The forward-looking statements and projected figures concerning the future performance of NTT East, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East in light of information currently available to it regarding NTT East, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT East, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

1. Earnings and Capital Investments

With respect to earnings, the business operation plan projects reduced revenues and increased profit, with operating revenues -15.0 billion yen compared to the previous fiscal year, and operating expenses -20.0 billion yen compared to the previous fiscal year. Operating income is projected to be 45.0 billion yen (+5.0 billion yen compared to the previous fiscal year).

Due to integration of NGN development works among other factors, capital investment is projected to be 430.0 billion yen (-30.0 billion yen compared to the previous fiscal year). (Billions of Yen)

Item FY2010 FY2009* Change

Operating Revenues 1,910.0 1,925.0 (15.0)

Operating Expenses 1,865.0 1,885.0 (20.0)

Operating Income 45.0 40.0 5.0

Recurring Profits 65.0 60.0 5.0

Capital Investment 430.0 460.0 (30.0)

* Figures for FY2009 have changed since the previously announced results shown below.

Operating revenues: 1,915.0 billion yen; operating expenses: 1,875.0 billion yen

2. Trends in Operating Revenues and Changes in Earnings Structure

- Although a further decline in revenue is projected, the aim is to achieve a continued reduction in the degree of decline, with the decline in revenues from voice transmission services and IP-related services planned to shrink to 6.0 billion yen.
- The change in revenue for voice transmission services + "IP-related services (i.e. IP + Remote Support + Virus Clear)" from the previous fiscal year is expected to be ±0. The amount of "IP-related" revenue is planned to overtake voice transmission revenues.


Operating Revenues
(Billions of yen)
FY2007
2,002.7
FY2008
1,952.9
FY2009 Forecasts*
1,925.0
FY2010 Plan
1,910.0
(49.7)
(27.9)
(15.0)
IP
462.6
(23.1%)
Voice transmissions + IP
1,494.6
Voice Transmissions
1,031.9
(51.5%)
Other
508.0
+101.2
Voice Transmissions + IP
(19.4)
(120.7)
IP
563.9
(28.9%)
Voice Transmissions + IP
1,475.1
Voice Transmissions
911.2
(46.7%)
Other
477.8
Remote Support, Virus Clear 3.0
+85.0
Voice Transmissions + IP
(12.1)
(97.2)
IP
649.0
(33.7%)
Voice Transmissions + IP
1,463.0
Voice Transmissions
814.0
(42.3%)
Other
462.0
Remote Support, Virus Clear 9.0
+75.0
Voice Transmissions + IP
(6.0)
(81.0)
IP
724.0
(37.9%)
Voice Transmissions + IP
1,457.0
Voice Transmissions
733.0
(38.4%)
Other
453.0
Remote Support, Virus Clear 15.0
"IP-related" revenue
739.0

Note: Numbers in brackets indicate composition percentages of operating revenues.

* Figures for FY2009 have changed since the previously announced results shown below.
Operating revenues: 1,915.0 billion yen; Voice Transmissions: 811.0 billion yen; IP: 651.0 billion yen; Other: 453.0 billion yen

2

3. Trends in Operating Expenses and Operating Income

By continuing to use reductions in non-personnel expenses to cover increases in depreciation, amortization and other expenses, operating expenses are expected to decline by 20.0 billion yen from the previous fiscal year.

NTT East will aim to increase operating income by 5.0 billion yen from the previous fiscal year to 45.0 billion yen.

FY2007

44.9

Operating Income

Operating Expenses

1,957.7

Personnel 109.9

Non-Personnel 1,311.6

Depreciation, Amortization and Other 536.0

(8.3)

(41.4)

+6.0

(43.1)

(4.3)

FY2008

36.6

1,916.2

Personnel 116.0

Non-Personnel 1,268.5

Depreciation, Amortization and Other 531.7

+3.4

(31.2)

+12.0

(30.5)

(12.7)

FY2009 Forecasts*

40.0

1,885.0

Personnel 128.0

Non-Personnel 1,238.0

Depreciation, Amortization and Other 519.0

+5.0

(20.0)

(5.0)

(23.0)

+8.0

FY2010 Plan

45.0

(Billions of yen)

1,865.0

Personnel 123.0

Non-Personnel 1,215.0

Depreciation, Amortization and Other 527.0

* Figures for FY2009 have changed since the previously announced results shown below.

Operating expenses: 1,875.0 billion yen; Non-personnel expenses: 1,228.0 billion yen

3

4 FLET’S Hikari and other Sales Plan

Under the business operation plan for FY2010, the net increase in FLET’S Hikari subscriptions is expected to be 1,250,000.

Number of subscriptions to FLET’S Hikari Next is forecasted to reach 3,500,000 by the end of FY2010, expanding to 40% of overall subscriptions.

The number of subscriptions for Hikari DENWA, Remote Support Services and FLET’S Virus Clear are forecasted to expand by 1,200,000, 800,000 and 400,000, respectively, in FY2010. NTT East will work to improve FLET’S Hikari ARPU.

Trends in number of FLET’S Hikari Subscribers

FLET’S Virus Clear

(10,000 subscriptions)

1,000

FLET’S Hikari

FLET’S Hikari

Next Hikari DENWA (channels)

880

Net increase: 125

755

(*) Net increase: 125

629

665 (+120)

133

545 (+120) 500 496

156

425 (+118)

350 (40%)

340

306 (+136)

151

189

160 (21%)

171 (+123)

100

89

0

43

47

FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 Plan

(Forecasts)

Remote Support Services

(10,000 subscriptions)

250

200

150

100

237 (+80)

157 (+80)

77 (+66)

50

11

0

FY2007 FY2008 FY2009 FY2010 Plan (Forecasts)

150

142 (+40)

100

102 (+34)

(10,000 subscriptions)

68 (+33)

50

35

0

FY2007 FY2008 FY2009 FY2010 Plan (Forecasts)

Trends in FLET’S Hikari ARPU

5,580 yen

5,750 yen

5,890 yen

Added function 1,320 yen

Added function 1,460 yen

Added function 1,590 yen

FY2008 FY2009 FY2010 Plan (Forecasts)

* Figures for net increase in number of FLET’S Hikari for FY2009 have changed since the previously announced results (1,400,000).

4

5. Initiatives for Continuation of Subscriptions

- New subscriptions for FLET'S Hikari have exceeded 2,000,000 in each year since FY2007. On the other hand, with the increase in the number of subscriptions, the number of subscriptions terminated is also trending upward.
- Enhanced measures to retain subscribers will be taken to increase number of Hikari subscriptions.
- More specifically, NTT East will make efforts to reduce the number of customers who terminate their subscription at the time of relocation by expanding the Hikari coverage for multi-unit dwellings, connect various terminals and services to Hikari services and improve FLET'S Hikari Members Club.

New subscription/termination for FLET'S Hikari



(10,000 subscriptions)
New Subscriptions
Termination
179
206
202
215
28
49
69
90
Net increase
125
Retain subscri-bers
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009 (Forecasts)
FY2010 Plan

Expanding usage of Hikari

- Retain FLET'S Hikari subscribers by connecting various terminals and services to Hikari services.



Video services
200,000 (NTT East) (Jan. 2010)
FLET'S TEREBI
830,000 (Throughout Japan) (Dec. 2009)
Hikari TV (NTT Plala)
110,000 (Throughout Japan) (Nov. 2009)
U-NEXT (USEN)
Terminals compatible to various networks
Network compatible TV (acTVila, etc.)
Game consoles (Wii, DS, etc.)
SmartPhone
e-books

Expanding Hikari coverage for multi-unit dwellings

- Through introduction of optical circuits, expand the Hikari coverage for multi-unit dwellings to 82% of all residential blocks totalling to 830,000 by the end of FY2010.
- Reduce subscription terminations at the time of customer relocation



Total of 780,000 blocks
Coverage: 53%
410,000 blocks
11%
FY2008
Total of 810,000 blocks
Coverage: 68%
550,000 blocks
32%
FY2009 (Forecasts)
Total of 830,000 blocks
Coverage: 82%
680,000 blocks
44%
FY2010 Plan
Optical circuit penetration rate

FLET'S Hikari Members Club

- By introducing points program for continued long-term use and otherwise, create incentives for subscribers to continue subscriptions and introduce other membership bonuses.



FLET'S 光 メンバーズクラブ
Subscription points for continued long-term use
1st yr: 400pt 2nd yr: 600pt
3rd yr and beyond: 800pt/yr
Membership bonuses
Members only contents and other membership bonuses

- Make efforts to reflect customer input in service development by creating more opportunities to exchange ideas with the club members.

5

6. Direction of New Service Development

Focused Efforts

Consumer

Expansion of broadband services consumer base

Diversification of wireless devices

Home ICT

Office

Office ICT

Provision of services using NGN

Direction of Service Development

Provision of application menus and easy-to-use devices even for Internet beginners and seniors

Provision of home wireless services connecting the fast-growing number of wireless devices and optical fiber (Hikari)

Provision of environment for seamless usage indoors and outdoors and proposal of services and situations for such use

Rollout of services in cooperation with other businesses

Offer convenient environment with peace of mind by providing services closely connected with daily living as well as remote support

Provision of one-stop support service for corporate users

Expansion of service menus for software distribution

Alliances with multi-function complex machine manufactures

Enhancement of menus, including Business Ether Wide and FLET’S VPN

Provision of bandwidth-secured data communication services

Provision of Hikari DENWA menus for corporate users

7. Streamlining Efforts

FY2007 FY2008 FY2009

Consolidation and outsourcing of call center operations Fees 71 sites 9 sites Web applications Subscription rights 20 sites 1 site 18 sites 1 site In-store applications (PSTN) 18 sites 3 sites Business 116 centers (PSTN) 43 sites 20 sites Establishment of

Interconnection operations wide-area 17 sites 1 site network center

Systemization and Other Streamlining Measures

Improving operations through business process re-engineering (BPR) and systemization

Reduced processing time for FLET’S Hikari application orders and standard delivery time for set-up July 2005 Time spent from receipt of application to system input January 2010 (N.B. includes time spent with customers and to check orders)

150 min. 61 min.

Time spent for assessing facilities

40 min. 13 min. March 2006 December 2009 Standard delivery time for set-up (Family Type)

33 days 14 days

Standard delivery time for set-up (Mansion Type)

19 days 7 days

FY2010

Wide-area consolidation of operations for receiving error failure reports and promotion of streamlining Wide-area consolidation of operations for receiving error failure reports

Wide-area consolidation of call centers (e.g., 113 centers), from 23 sites to 13 sites (6 groups) By expanding the remote demarcation function, accurately identify location of breakdowns to enable smooth restoration of services and increase the ratio of remote repairs not requiring on-site work Utilize a knowledge system that supports operators; promote efforts for standardizing customer support and enhancing service levels

Promotion of non-dispatched work

Remove the burden of customers when setting up and terminating FLET’S Hikari by setting up detachable “fiber-optic outlets” (no installation/de-installation fees or on-site presence by technician required)

Information coordination with installation companies

Systemize distribution of information between NTT and the installation companies regarding work orders and completion reports and visualize such processes through realization of BPR involving the installation companies

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2010

Submission for Approval of Business Operation Plan

for Fiscal Year Ending March 31, 2011

Nippon Telegraph and Telephone West Corporation (NTT West) today submitted its business operation plan for the fiscal year ending March 31, 2011 to the Minister for Internal Affairs and Communications for approval.

For further information, Please contact:

Business Management Unit,

Corporate Strategy Planning Department

NTT West

Tel: +81-6-4793-3371

Information and telecommunications are expected to make significant contributions to increasing the efficiency of and invigorating social and economic activities and to improving lifestyle convenience to create the foundations for a ubiquitous broadband network society where information communication technology use is highly developed. The government and the private sector are working in partnership to achieve such goals. The information and telecommunications market is catering to increasingly sophisticated and diversified needs through the growing shift to broadband capacity for access lines. Expanding SaaS (software as a service) services and platform services, including video and music distribution, are broadening the range of offerings. Local telecommunications markets are experiencing an active upswing in competition for optical access services and cable television-based broadband. Local markets are also undergoing significant changes caused by the integration of fixed-line and mobile services as well as telecommunications and broadcasting along with the increasing prevalence of IP.

Within this challenging and dramatically changing business environment, NTT West is striving to provide high-quality, stable universal service to promote the smooth migration to optical, IP-based networks and to enhance the optical access network that is at the core of broadband services. NTT West also aims to contribute to the development of fair telecommunications markets, promote applied research and development and ensure the reliability and public utility of telecommunications services. It is also endeavoring to contribute to the sound development of the information and telecommunications society, creating a ubiquitous broadband network environment by building and offering an open next-generation network (“NGN”) that, while ensuring fair terms of competition within the current legal framework, utilizes the unique characteristics and properties of “optical” to offer a much wider spectrum of services that will enable customers to connect “in comfort, safety and peace of mind” with “anything, anytime, anywhere.”

These are the basic concepts that underlie the business plan for the fiscal year ending March 31, 2011. In its broadband services, NTT West will be building and providing a more comfortable, safer and more secure NGN. In addition, NTT West will be collaborating with other players to create new services that will provide customers with exciting opportunities by offering Hikari Denwa services that make use of fiber optic access lines, rebroadcasting terrestrial digital television and offering on-demand video distribution services. NTT West will also maintain its community-oriented sales activities so that it is able to respond to customers’ opinions and requests in an appropriate and timely manner, improving both the range and quality of services and contributing to the development of local communities. In conjunction with this, and in recognition of its responsibilities as an operator of social infrastructure, NTT West will contribute to the creation of safer, more secure societies by ensuring the stability of its broadband access, Hikari Denwa and other services, preventing equipment failures, responding vigorously in times of disaster and recovery, and bringing all of its group resources to bear on the activities and services that will earn the continued trust of its customers. Although the business environment is becoming increasingly severe, NTT West will continue to improve the efficiency of its operations so as to maintain profitability. NTT West will lay the foundations for the stable development of its business into the future by making proactive efforts to facilitate connectivity and ensure the openness of its networks, by actively promoting compliance, human resource development and expansion into new business areas in coordination with its group companies, and by making a positive contribution to reducing the burden on the environment. As these policies and programs bear fruit, NTT West will endeavor to share the benefits with its customers, local communities and, through the holding company, the shareholders. In particular, in the area of compliance, NTT West will strive to recover the trust of its stakeholders by taking measures to strictly prevent a re-occurrence of an incident where third-party business information was inappropriately handled.

NTT West foresees difficult financial conditions in the fiscal year ending March 31, 2011, but it is confident in its ability to respond flexibly to changing business environments by placing priority on the following items, as called for in the concepts and strategies outlined above.

1. Voice Transmission Services

(1) Telephone Subscriptions

NTT West responds immediately to all demands for telephone subscriptions, including the relocation of existing lines, and forecasts that it will have approximately 15.31 million subscribers by the close of the fiscal year ending March 31, 2011.

Item	Planned number (subscribers)
Additional Installations	(1.51) million
Relocations	2.17 million

(2) Social-Welfare Telephones

With the growing awareness of social welfare issues, NTT West will promote provision of its “Silver Phone series” (Anshin (Relief), Meiryo (Clearness), Hibiki (Sound), Fureai (Communication)) and other products that are designed to meet social demands for welfare-oriented telecommunications services.

Item	Planned number (units)
Silver Phone
Anshin (Relief)	3,000
Meiryo (Clearness)	0

(3) Public Telephones

NTT West will continue to maintain public telephone facilities to ensure public safety and to provide minimal means of communications when away from home. At the same time, we will review underused public telephones. We will work to provide welfare services including an ongoing program to install wheelchair-friendly telephone booths.

Item	Planned number (units)
Public Telephones	(16,000)

(4) Integrated Digital Communications Services

The total numbers of INS-Net 64 lines and INS Net 1500 lines are projected to be approximately 2.030 million and 13,000 respectively by the close of the fiscal year ending March 31, 2010.

Item	Planned number (circuits)
INS-Net 64 Subscriber Lines	(262,000)
INS-Net 1500 Subscriber Lines	(2,000)

2. Data Transmission Services

As the demand for broadband services increases, we will endeavor to enhance our “optical” access services and provide a wider range of services.

Item	Planned number (contracts)
FLET’S Hikari	0.85 million

3. Leased Circuit Services

For leased circuit services, we forecast approximately 142,000 conventional leased circuits and approximately 83,000 high-speed digital transmission services by the close of the fiscal year ending March 31, 2011.

Item	Planned number (circuits)
Conventional Leased Circuits	(8,000)
High-Speed Digital Transmission Circuits	(6,000)

4. Telegraph Services

NTT West will continue to maintain systems so as to maintain enhanced services and more efficient operations.

5. Improvement and Advances in Telecommunications Facilities

(1) Optical Access Networks

In order to meet expanding demands for broadband telecommunications services, NTT West will move actively towards conversion to optical access networks.

Item	Planned number (million fiber km)
Optical Subscriber Cables	0.7

(Coverage rate at the close of the fiscal year ending March 31, 2011 will be 89%)

(2) Telecommunications Network

With respect to our communications network, we will endeavor to provide more advanced services while seeking more economical and efficient networks as we move into full-fledged development of next generation networks and respond to the increasing demand for broadband.

(3) Disaster Prevention Measures

NTT West will take necessary disaster prevention measures. These will include measures to protect telecommunications facilities, assurance of emergency communications services, enhancements to risk management and recovery systems in the event of large-scale disasters and support for information distribution should a disaster occur.

(4) Installation of Underground Transmission Cables

NTT West will work in coordination with the central government, local governments and other companies to move communications cables underground to improve the reliability of communications facilities, ensure safe and pleasant above ground passage spaces and improve urban vistas.

(5) Facility Maintenance

In order to provide stable, quality services, NTT West will continue with cable replacement and seek to ensure quality customer service and the safety of workers, harmonize with the social environment, and maintain a reliable telecommunications system.

In improving and upgrading telecommunications facilities, we will maximize the use of existing equipment to promote cost savings.

6. Promotion of Research and Development Activities

We will emphasize the following research and development areas in order to reduce environmental load and to address changes in IP networking environments arising from the development of network cloud computing, home networks and other network-based products and services.

(1)	Research and development of network systems and access systems including systems used for NGN that provide more advanced, reliable telecommunications networks.

(2)	Research and development of telecommunications terminal equipment and information distribution applications that would allow secure, safe and easy utilization of a wide variety of application services.

(3)	Research and development aiming to reduce electric power consumption at network communication facilities as a means to promoting ecological management.

The attached tables contain an outline of plans for the above main services and capital investments in property, plants and equipment.

Attachment 1

Principal Services Plan for Fiscal Year Ending March 31, 2011

Type of Service	Unit	Plan
Voice Transmission Services
Telephone Subscriptions
Additional Installations	10,000 subscribers	(151)
Relocations	10,000 subscribers	217
Welfare Telephones (Silver Phone)	100 units	31
Public Telephones	1,000 units	(16)
Integrated Digital Communications Services
INS-Net 64	1,000 circuits	(262)
INS-Net 1500	1,000 circuits	(2)
Data Transmission Services
FLET’S Hikari	10,000 contracts	85
Leased Circuit Services
Conventional Leased Circuits	1,000 circuits	(8)
High-Speed Digital Transmission Circuits	1,000 circuits	(6)

Attachment 2

Capital Investment Plan for Fiscal Year Ending March 31, 2011

(billions of yen)
Item	Investment required
1. Expansion and Improvement of Services	366	(Note)
(1) Voice Transmission	178
(2) Data Transmission	50
(3) Leased Circuits	137
(4) Telegraph	1
2. Research and Development Facilities	2
3. Common Facilities and Others	12
Total	380

Note: This includes approximately 120 billion yen to be invested in the switch-over to Optical Access Network.

Doc. -1

(Attached documentation)

Revenues and Expenses Plan for Fiscal Year Ending March 31, 2011

(billions of yen)

Classification	Amount
Revenues
Operating Revenues	1,734
Voice Transmission	852
Data Transmission	163
Leased Circuits	418
Telegraph	20
Others	281
Non-operating Revenues	46
Total	1,780
Expenses
Operating Expenses	1,726
Operating Costs	1,282
Taxes and Dues	68
Depreciation	376
Non-operating Expenses	34
Total	1,760
Recurring Profit/Loss	20

Doc. -2

(Attached documentation)

Plan for Sources and Application of Funds for Fiscal Year Ending March 31, 2011

(billions of yen)

Item	Amount
Sources:
Operational:	2,129
Operating Revenues	2,083
Non-Operating Revenues	46
Financial	184
Long-Term Loans and Bonds	131
Other Financial Income	53
Estimated Consumption Tax Receipts	86
Balance Brought Forward from Previous Fiscal Year	80
Total	2,479
Applications:
Operational:	1,722
Operating Expenses	1,693
Non-Operating Expenses	29
Financial:	589
Capital Investments in Property, Plants and Equipment	380
Other Financial Expenses	209
Account Settlement Expenses	13
Provisional Consumption Tax Payments	75
Carry Forward to Following Fiscal Year	80
Total	2,479

<Reference>

Revisions to Business Results Forecasts for the year ending March 31, 2010

The following revisions have been made to the “Business Operation Plans for Fiscal Year Ending March 31, 2010”.

<Forecast for the Period under Review>	(billions of yen)
	After Revision	Before Revision	Change
Operating Revenues	1,768	1,767	1
Operating Expenses	1,760	1,762	(2)
Operating Income	8	5	3
Recurring Profit	20	10	10
Net Income	14	7	7

Note:	The increase in the number of contracts for FLET’S Hikari has been revised from 1.1 million contracts to 0.85 million contracts.

Business Operation Plan for Fiscal Year Ending March 31, 2011

March 1, 2010

Nippon Telegraph and Telephone West Corporation

(“NTT West”)

The forward-looking statements and projected figures concerning the future performance of NTT West, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West in light of information currently available to it regarding NTT West, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT West, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

1

Service Plan and Capital Investment Plan

Service Plan (net increase)

Item

FLET’S Hikari

Hikari Denwa Telephone Subscription + ISDN

Unit

10,000 subscriptions

10,000 channels

10,000 subscriptions

1 FY2009 prior forecast

(announced Nov. 9. 2009)

110

(594)

110

(486)

(201)

(1,911)

2 FY2009 revised forecast

85

(569)

90

(466)

(185)

(1,927)

Change 2 – 1

(25)

(20)

16

3 FY2010 plan

85

(654)

90

(556)

(180)

(1,747)

Change 3 – 2

0 0 5

Notes: Figures in parentheses represent number of subscriptions at the end of fiscal year.

Figures for ISDN subscriber lines represent the combined total for INS-Net 64 and INS-Net 1500 (One INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions).

Capital Investment Plan

Item

Capital Investment

Investment in conversion to optical access network

(partial listing only)

Unit

Billions of yen

Billions of yen

1 FY2009 initial forecast

(announced 11/09/09)

405

Approx. 120

2 FY2009 revised forecast

405

Approx. 120

Change 2 – 1

0

0

3 FY2010 plan

Approx. 120

380

Change 3–2

(25)

0

2

Revenue and Expenses Plan

(billions of yen)

1 2 3

Item

FY2009 prior forecast (announced 11/09/09)

FY2009 revised forecast

FY2010 plan

Change 2 – 1 Change 3 – 2

Operating Revenues 1,767.0 1,768.0 +1.0 1,734.0 (34.0)

IP-related Services Revenues 528.0 524.0 (4.0) 575.0 +51.0

Existing Services Revenues 1,087.0 1,092.0 +5.0 1,004.0 (88.0)

Voice Transmission Services 794.0 796.0 +2.0 725.0 (71.0)

Revenues (partial listing only)

Supplementary Businesses Revenues 152.0 152.0 0 155.0 +3.0

Operating Expenses 1,762.0 1,760.0 (2.0) 1,726.0 (34.0)

Personnel 127.0 127.0 0 119.0 (8.0)

Cost of services and Equipment Sold, and

Selling, General and Administrative 1,146.0 1,138.0 (8.0) 1,120.0 (18.0)

Expenses

Capital Investments 421.0 427.0 +6.0 419.0 (8.0)

Tax and Public Dues 68.0 68.0 0 68.0 0

Operating Income 5.0 8.0 +3.0 8.0 0

Recurring Profit 10.0 20.0 +10.0 20.0 0

3

Major Initiatives for FY2010

Changing business structure to one centered around Optical and IP

2010 (FY2010)

2011 (FY2011)

Achieve Profitability in Optical Businesses

Secure Profitability

Expansion of NGN service area and of service line-up (at end of FY2010, complete expansion to cover entire FLET’S Hikari service area)

Expanded penetration and improved ARPU for FLET’S Hikari

Develop growth business strategies to secure new sources of revenue

Initiatives directed at thorough cost control and ecological management

Comprehensive focus on compliance (adherence to fair competition rules)

Expansion of NGN Service Area

2007 (FY2007)

2008 (FY2008)

2009 (FY2009)

2010 (FY2010)

100%

Completion of expansion to cover entire FLET’S Hikari service area

Percentage of FLET’S Hikari Service Area Covered by NGN

78%

Expansion to 190 cities and 20 towns (scheduled)

Major cities

43% Cities with prefectural capital

Government-ordinance-designated cities

FLET’S Hikari Next service area

Osaka 06 area

Launch

5

Service Line-up Expansion

	until FY2009	FY2010
Platform Contents / Applications	Digital Cinema (from July 2009) (NTT Smart Connect)	Mediatope, a high function streaming service (from Feb. 2010) (NTT Smart Connect)
	Services for SaaS Business (from Nov. 2008)	FLET'S Software Delivery Service Pay at Once with FLET'S (from Jan. 2010)
NGN / Optical Access	Line information notice function (from Sept. 2009)	Hikari Denwa for large businesses
	Femtocell-compatible services Service area improvement type (from March 2009) Service utilization type (from Nov. 2009)	FLET'S Hikari Next high-speed menu
	FLET'S Television service area expansion	Single FLET'S Television subscription for one building
Information Devices / Home Appliances	Office Net Omakase Support (from Sept. 2009)	Home Net Omakase Support (trial from Dec. 2009)
	Photo Frame (1st product in Hikari LINK Series) (from Feb. 2009) Hikari BOX (2nd Product in Hikari LINK Series) (from July 2009)	Hikari LINK PC Series (from Dec. 2009) Expanded line-up of NGN-compatible terminals in the Hikari LINK series

Digital Terrestrial TV-compatible Television

Expanded service line-up utilizing the characteristics of the NGN

6

Expand Penetration and Improve ARPU for FLET'S Hikari



More subscriptions to additional services
Hikari Denwa
Remote Support Services
Video Services
New Services Utilizing NGN Characteristics
Improve ARPU (Optical APRU)
5,920 yen
+150 yen
2010 (FY2010) (forecasts)
IP-related services income 575.0 billion yen (+51.0)
5,770 yen
+150 yen
2009 (FY2009)
IP-related services income 524.0 billion yen
5,620 yen
2008 (FY2008)
IP-related services income 460.0 billion yen
+850,000
+850,000
4,840,000
5,690,000
6,540,000
End of FY2008
End of FY2009
End of FY2010
Expand penetration of FLET'S Hikari (number of FLET'S Hikari subscriptions)

Capturing new subscriptions

- Expanded coverage for residents in multi-unit dwellings
- Explore markets for non-Internet users
  - Expand product line-up in Hikari LINK series
  - Create new usage scenarios with "television + Hikari"

Reducing churn rate

- Enhanced customer support
- More membership programs
- Enhanced marketing of video services and other additional services

7

Transition to Cloud Computing

In order to respond to a transition to cloud computing systems, NTT West will seek to use its strength in highly reliable network and data centers to attract customers and market share by offering varied service menus to support the development of related businesses.

Transition from ownership to service use

(open computing and shared use)

In-house

Housing

Cloud

Application

Hardware

Data Center

Network

Customer-owned

Customer-owned

Customer

Server Room

Service

Provider

Service

Provider

Service

Provider

NTT West Group’s

Cloud Computing Initiatives

SaaS, other large service

providers (private cloud)

Utilizing the NGN and highly reliable data centers, NTT West will provide solutions optimized to individual firms.

Hosting

Streaming

24-hour maintenance

Housing

Internet

connectivity

Line information

notices

Packaged software businesses

NTT West is preparing a shared distribution server

Also offers fee collection services

Single payment

Software distribution service

Charging, fee collection agency function

Collaborate

Software distribution function

NGN, FLET’S Network

Initiatives for Cloud Computing Market

A new data center is scheduled to open in downtown Osaka in July 2010

9-story building with a seismic-isolation foundation and data center floor area of 4,500m2

Conveniently located, six minutes walk from nearest subway station

Downtown Osaka

Exterior image

Intra-Group Cloud Computing

NTT West Group’s internal communication platform (roughly 100,000 e-mail accounts) will be switched over to cloud computing

Conventional system: Each NTT West Group company built and operated its own system

Server

Server

Server

Server

Server

Server

New system: Servers are consolidated and services are provided by NTT Neomeit

Transition commenced January 2010; completion scheduled for 2013.

E-mail services, login verification, file sharing, employee safety confirmation services, etc.

Server

Group companies

8

Business Development Using “Mediatope” Services

Starting in February 2010, NTT Smart Connect will launch a comprehensive video management and distribution platform service called “Mediatope”, which utilizes the technology of the US firm Ooyala.

A variety of functions that support the Internet video distribution business (content management, viewer analysis, etc.) will be provided through cloud computing.

Overview of Mediatope Services

Advertisement insertion function for improving content value, support functions for monetization (profit realization) based on viewer analysis, etc.

Improvement in site value through effective content display

Centralized management of content using a web management screen, for improved operability

Content holder

Video

Management functions

Content management

Distribution control

Viewer analysis

Monetizing support

Video sharing

Customized API(*2)

Adopt solutions of Ooyala. Inc.(*1)

Distribution servers (Flash Media Server 3.5)

NTT Smart Connect

data center

NTT Smart Connect

IP backbone

The Internet

NTT Smart Connect’s conventional distribution platform

*1: About Ooyala, Inc.

Silicon Valley venture business launched in 2007. Provides services primarily in the US, already with more than 500 clients.

*2: Application Programming Interface

Developments Going Forward

Invite a variety of site services utilizing video content to the Mediatope platform

By enhancing the functions that content holders seek, further develop as an Internet video distribution business platform

An image of business development going forward

Web site viewers

Provision of services

Online

Video Service

Video

Advertisement

Service

E-learning

Service

Corporate

Site

Branding

NTT Smart Connect Mediatope Platform

(provide greater value through functional enhancement)

9

Mobile Content Business Development

NTT Solmare’s mobile phone comic business is now distributed in 28 countries and regions. In terms of number of users in Japan, the site has ranked first among DOCOMO’s 105 public sites (for comics) for 56 consecutive months.

Proactive development of new content businesses where the target users are clearly identified, such as romance simulation games and services delivering decorative materials for changing the interface on mobile phone stand-by screens.

Trial for a New Content Business

Skin diagnosis service (Supple Skin (Uruhada) Diary)

Period: Jan. 25, 2010 to March 31, 2010

User

Use mobile phone as device for diagnosis

http://www.uruhada.hulamo.jp/index

Send skin image

Return diagnosis results

Internet

NTT Solmare

Items: Pores, smoothness, spots, dryness, suppleness, freckles, translucence, wrinkles

Skin diagnosis

Skin care advice

Transform to a fashion model

Aging simulation

10

Enhancement and Expansion of Support Services

Home Market

Home Net Omakase Support Service
(current trial began Dec. 2009)

○ Expand remote support services

- Increased number of subscribers
- More devices for information appliance support



Remote support subscribers (10,000 users)
200
0
7
60
120
H20
H21
H22

○ Full-fledged implementation (from April 2010) of support services for Internet needs for digital terrestrial television

- Internet connections and settings for digital terrestrial television
- One-stop services for FLET'S Television connections and maintenance



Analog TV
Terrestrial digital TV
NGN
フレッツ光
Link Theatre
Blue Ray
HDR
LINK
Games
Digital Photo Frame
Health care
IP phone, fax
Security

Remote Support



・Simple, secure and easy
・One-stop support



・33 sales offices, 220 locations
・1,500 highly trained IP technicians for home support (FY2012 plan)

Office Market

Office Net Omakase Support Service
(from Sept. 2009)

○Enhanced multifunction machine onsite support menu

- Increased number of subscribers
- One-stop maintenance for multifunction machines
- Addition of data back-up menu



Office Net subscribers (number of users)
3000
2000
1000
0
100
3000
H21
H22

○ Launch remote support services (August 2010)

- Service enhancement through remote functions
  IT asset management, security management, troubleshooting, etc.



NGN
フレッツ光
Multifunction device
Printer
Business phone
Fax
PC

Using alliances to promote one-stop services

Home appliance manufacturers

Residence builders

○Further expansion of support partnership with home appliance manufacturers

○Expand acceptance of orders for multifunction device maintenance

Multifunction device manufacturers

NTT Group

11

Promoting Cost Controls

Reducing Marketing Costs

○ Increase proportion of customers who initiate applications for subscriptions from Web and otherwise
○ Promotion of immediate determination of installation dates upon application
○ Effective and efficient sales based on segment marketing


Installation dates decided immediately*1
43%
47%
60%
FY07
FY08
FY09 forecast

Reducing Facility Costs

○ More residential work done remotely
○ Promotion of optical fiber wiring for multi-unit dwellings
○ Streamlining trouble reports receipt process and repair operations by improving system functions
○ Reduce procurement costs for NGN-related items


Remote work rate*2
61%
85%
90%
FY2008
FY20090
FY2010 plan

Reducing Operation Costs

○ Concentration of sites for non-area-specific services
○ Promotion of backyard energy-conservation and automation through BPR

Strengthened managerial base through strict cost controls

*1 Percentage of subscriptions where installation dates were decided immediately among all subscriptions purchased at major electronic stores
*2 Percentage of service discontinuation requests for multi-unit dwellings (for VDSL) where termination of lines was handled remotely

12

Promotion of Eco-friendly Management

Working to implement a "Five Pillar" strategy directed at reducing electricity use, which accounts for roughly 95% of the causes of greenhouse gas emissions

The Five Pillars for Reducing the Burden on Environment

- Slimming down and streamlining of legacy facilities
- Develop energy-saving IP equipment
- Eco-friendly offices
- Adopt new technologies
- Update air conditioning for greater efficiency

■ The Eco-Friendly Office Trial at the Hyogo Branch (from Dec. 2009)



Improved productivity through functional environmental adjustments



Raising awareness through greater visibility





- LED down lights
- Motion, brightness sensor

Reducing electricity used for lighting with LED lighting and motion sensors



Working area change

Paperless meeting through introduction of thin clients



- Tables made from used materials
- Chairs from laminated bamboo
- Carbon offset carpets

Reduction of office waste through use of recycled materials and use of recyclable products



More vibrant communication through "free address" work stations

Reduce air conditioning usage

Reduce lighting usage through concentration of overtime work space

Promoting the paperless office

- Reduce number of printers/copiers
- Reduce space required for documents and material
- Savings on paper resources



Individual lockers

■ Energy conservation results
(as of early Feb.)

Lighting, PC energy consumption reduced by roughly 39%

- Lighting: 60% less
- PCs: 20% less

Establish "Eco-Office Guidelines" reflecting the results of trials and promote across the firm

13